Andrew E. Harline Direct Dial: (714) 641-3490 E-mail: aharline@rutan.com
July 10, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Mr. Daniel F. Duchovny

Re:	Adherex Technologies Inc.
Schedule TO-I
Filed June 30, 2014
File No. 005-80470

Ladies and Gentlemen:

Reference is made to the letter, dated July 8, 2014, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Adherex Technologies Inc. (the “Company”) Schedule TO-I filed June 30, 2014. Provided below are responses on behalf of the Company to each of the numbered comments. Each Staff comment is in bold type and the Company’s response follows immediately in regular type. In addition, the Company has today filed an Amendment No. 1 to its Schedule TO-I (the “Amendment”) to reflect the revised disclosures described in the Company’s responses below.

Offer Letter

Additional Information; Miscellaneous, page 19

1.	We note your attempt to incorporate by reference “all documents subsequently filed with the SEC, between the date of this Offer and the Expiration Date.” Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

In response to the Staff’s comment, the Company has deleted the reference to incorporate by reference “all documents subsequently filed with the SEC, between the date of this Offer and the Expiration Date..” This change is reflected in the Amendment.

U.S. Securities and Exchange Commission July 10, 2014 Page 2

Letter of Transmittal

2.	We note that the representations and warranties in clause (e) and all of its sub-clauses (page 3) of the letter of transmittal you improperly require tendering security holders to certify various things. Please revise to delete the requirement that security holders make the referenced representations. Alternatively, amend the form to include a legend in bold typeface that indicates you do not view the representations made by security holders as a waiver of liability and that you commit not to assert that these provisions constitute a waiver of liability.

In response to the Staff’s comment, the Company has modified the form of letter of transmittal to include the requested legend. This change is reflected in the Amendment. Further, the Company agrees that it will incorporate the requested legend by reference into any letters of transmittals previously distributed by the Company.

3.	We note that instruction 1 (page 5) refers security holders to the Management Proxy Circular dated April 28, 2014 for additional information relating to the offer. Please revise your offer document to ensure that all material and required disclosure is included in the document disseminated to security holders. Alternatively, provide your legal analysis of your ability to conduct the offer in the current manner.

In response to the Staff’s Comment, the Company has deleted the reference to the Management Proxy Circular dated April 28, 2014 (the “Proxy Circular”). The Proxy Circular does not form a part of the material relating to the offer and was improperly referenced. This change is reflected in the Amendment.

Pursuant to the Staff’s letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission July 10, 2014 Page 3

We trust that the foregoing is responsive to the comments contained in the Staff letter dated July 8, 2014. If you have any questions, please do not hesitate to contact either myself at (714) 641-3490 or Garett Sleichter at (714) 641-3495.

Very truly yours,

RUTAN & TUCKER, LLP

By: /s/ Andrew Harline

Andrew Harline

cc:	Rostislav Raykov, Chief Executive Officer, Adherex Technologies Inc.

Garett Sleichter, Rutan & Tucker, LLP